UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 001-34977

YOUKU.COM INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU.COM INC.

By	:	/s/ Dele Liu
Name	:	Dele Liu
Title	:	Chief Financial Officer

Date: August 9, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding second quarter unaudited financial results of Youku.com Inc. dated August 9, 2011

Exhibit 99.1

Youku.com Announces Unaudited Second Quarter 2011 Financial Results

Net Revenues Increased by 178% Year-over-Year

BEIJING, China, August 9, 2011 — Youku.com Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights1

•	Net revenues were RMB197.8 million (US$30.6 million), a 178% increase from the corresponding period in 2010.[2]

•	Gross profit was RMB52.9 million (US$8.2 million), compared to a gross loss of RMB11.5 million (US$1.8 million) for the corresponding period in 2010.

•	Net loss was RMB28.1 million (US$4.3 million), a 55% decrease relative to the corresponding period in 2010.

•

Adjusted EBITDA loss (non-GAAP financial measure) was RMB10.1 million (US$1.6 million), compared to an adjusted EBITDA loss of RMB44.3 million (US$6.9 million) for the corresponding period in 2010, or a 77% improvement relative to the corresponding period in 2010.

“Strong traffic growth, heightened brand preference and strong execution by the team resulted in another solid quarter of revenue growth for Youku,” said Victor Koo, Chairman and Chief Executive Officer of Youku. “We remain focused on enhancing user experience and, as a result, we are driving a virtuous cycle of self-reinforcing growth where factors such as higher revenue, more aggressive investment in content and technology, and growing user traffic strengthen each other. This virtuous cycle continues to expand our leadership position in the Internet television space in China. We have never been more confident about our long term potential,” Mr. Koo added.

Dele Liu, Senior Vice President and Chief Financial Officer of Youku, commented, “We are excited to see continued top line growth and improved economics. Comprehensive content library, high streaming speed, and economies of scale are driving our growth. The recent follow-on offering gives us a stronger balance sheet to help the Company invest more in our future growth.”

Second Quarter 2011 Results

Net revenues were RMB197.8 million (US$30.6 million) in the second quarter of 2011, representing a 178% increase from the corresponding period in 2010 and exceeding the high end of the revenue guidance previously announced by the Company by 18%. The significant increase in net revenues was mainly due to the strong performance of brand advertising revenues, which amounted to RMB190.0 million (US$29.4 million) in the second quarter of 2011, representing a 181% increase from the corresponding period in 2010. This growth was primarily attributable to the increased average revenue per advertiser and increased number of advertisers.

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.4635 to US$1.00, the effective noon buying rate as of June 30, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

The Company’s net revenues are presented net of commissions earned by third-party advertising agencies, which amounted to RMB43.4 million (US$6.7 million) in the second quarter of 2011 and RMB15.6 million (US$2.4 million) in the corresponding period in 2010.

Bandwidth costs as a component of cost of revenues were RMB66.3 million (US$10.3 million) in the second quarter of 2011, representing 33% of net revenues, down from 65% in the corresponding period in 2010.

Content costs as a component of cost of revenues were RMB49.5 million (US$7.7 million) in the second quarter of 2011, representing 25% of net revenues in the same period, compared to 26% in the corresponding period in 2010. Based on a new quarter of traffic data of TV serial dramas, we have adjusted our accounting estimates regarding the pattern of the benefits that we derive from our licensed TV serial dramas, resulting in a larger extent of amortization of costs on an accelerated basis. Of the RMB49.5 million (US$7.7 million) content costs, RMB43.2 million (US$6.7 million), or 22% of net revenues, was incurred in the second quarter of 2011 using the newly adjusted amortization estimates and RMB6.3 million (US$1.0 million), or 3% of net revenues, relates to the adjustment to the accumulated amortization of TV serial dramas acquired prior to second quarter 2011 using the new amortization estimates of TV serial dramas. If the Company had continued using the accounting estimates adopted in the first quarter of 2011 for amortizing content costs, RMB40.2 million (US$6.2 million), or 20% of net revenues, would have been recorded in the second quarter of 2011.

Gross profit was RMB52.9 million (US$8.2 million) in the second quarter of 2011, compared to a gross loss of RMB11.5 million (US$1.8 million) for the corresponding period in 2010. The significant increase in gross profit was mainly due to increased revenues from brand advertising services and was partially offset by an increased cost of revenues as described in the preceding paragraphs pertaining to bandwidth and content costs.

Operating expenses were RMB80.7 million (US$12.5 million) in the second quarter of 2011, an increase of 76% compared to RMB45.9 million (US$7.1 million) in the corresponding period in 2010. The increase was primarily due to increases in all of the operating expense line items as a result of the substantial growth of our business.

Operating loss was RMB27.8 million (US$4.3 million) in the second quarter of 2011, representing a 52% decrease relative to the corresponding period in 2010. The improvement was mainly due to the significant increase in gross profit as noted above.

Net loss was RMB28.1 million (US$4.3 million) in the second quarter of 2011, representing a 55% decrease relative to the corresponding period in 2010. Basic and diluted loss per ADS, each ADS representing 18 of our Class A ordinary shares, for the second quarter of 2011 amounted to RMB0.26 (US$0.04) and RMB0.26 (US$0.04), respectively.

Adjusted net loss (non-GAAP financial measure), which is herein defined as net loss excluding share-based compensation expenses and change in fair value of warrant liability, was RMB20.8 million (US$3.2 million) in the second quarter of 2011, or a decrease of 63% relative to corresponding period in 2010.

Adjusted EBITDA loss (non-GAAP financial measure), which is herein defined as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for change in fair value of warrant liability, share-based compensation expenses and other non-operating items, was RMB10.1 million (US$1.6 million) for the second quarter of 2011, or a decrease of 77% relative to the corresponding period in 2010. Excluding the current quarter true-up charge relating to the estimations in content amortization, the adjusted EBITDA loss would be RMB0.8 million (US$0.12 million).

Business Outlook

For the third quarter of 2011, the Company expects year-on-year growth in net revenues of 110% to 120%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on August 8, 2011 (9:00 a.m. Beijing/Hong Kong Time on August 9, 2011).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-700-6293

US Toll / International Dial In: 1-617-213-8835

China Toll: 86-400-881-1629/30

China (Telecom) Toll Free: 10-800-130-0399/120-2655

Hong Kong Toll / International Dial In: 852-3002-1672

A replay of the call will be available by dialing 1-888-286-8010 (international 1-617-801-6888), and entering passcode 41011255#. The replay will be available through August 19, 2011.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku's corporate website at http://ir.youku.com.

Filing of Annual Report on Form 20-F

On June 10, 2011, the Company filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2010 with the Securities and Exchange Commission. The annual report is available on the Company's website at http://ir.youku.com. Holders of the Company's securities may request a hard copy of the Company's annual report free of charge.

About Youku

Youku.com Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: adjusted net loss and adjusted EBITDA loss. We define adjusted net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability. We define adjusted EBITDA loss as net income or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for change in fair value of warrant liability, share-based compensation expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku.com Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com

YOUKU.COM INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for number of shares and ADS and per share and per ADS data)	December 31, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,811,423	2,806,562	434,217
Short-term investments	—	1,231,620	190,550
Accounts receivable, net	216,245	278,644	43,110
Intangible assets	10,230	14,171	2,192
Prepayments and other assets	25,187	10,226	1,583

Total current assets	2,063,085	4,341,223	671,652

Non-current assets:
Property and equipment, net	64,177	74,216	11,482
Intangible assets	57,550	84,067	13,006
Capitalized content production costs	—	1,349	209
Prepayments and other assets	5,356	117,229	18,137

Total non-current assets	127,083	276,861	42,834

TOTAL ASSETS	2,190,168	4,618,084	714,486

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	35,641	44,824	6,935
Advance from customers	1,304	724	112
Accrued expenses and other liabilities	201,100	224,890	34,793
Current portion of long-term debt	22,180	12,502	1,934

Total current liabilities	260,225	282,940	43,774

Non-current liabilities:
Long-term debt	18,455	13,133	2,032

Total non-current liabilities	18,455	13,133	2,032

Total liabilities	278,680	296,073	45,806

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,235,761,996 and 1,390,732,569 issued and outstanding as of December 31, 2010 and June 30, 2011, respectively)	82	92	14
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,761,207 issued and outstanding as of December 31, 2010 and June 30, 2011)	49	49	8
Additional paid-in capital	2,625,250	5,147,317	796,367
Accumulated deficit	(699,540)	(774,556)	(119,835)
Accumulated other comprehensive loss	(14,353)	(50,891)	(7,874)

Total shareholders’ equity	1,911,488	4,322,011	668,680

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,190,168	4,618,084	714,486

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended,				For the Six Months Ended,
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	71,203	127,991	197,853	30,611	119,816	325,844	50,412

Cost of revenues (Note 1)	(82,738)	(113,971)	(144,945)	(22,425)	(149,665)	(258,916)	(40,058)

Gross (loss) profit	(11,535)	14,020	52,908	8,186	(29,849)	66,928	10,354

Operating expenses:
Product development	(6,702)	(10,594)	(14,192)	(2,196)	(12,436)	(24,786)	(3,835)
Sales and marketing	(32,786)	(36,669)	(52,732)	(8,158)	(52,988)	(89,401)	(13,832)
General and administrative	(6,378)	(12,574)	(13,759)	(2,129)	(11,474)	(26,333)	(4,074)

Total operating expenses	(45,866)	(59,837)	(80,683)	(12,483)	(76,898)	(140,520)	(21,741)

Loss from operations	(57,401)	(45,817)	(27,775)	(4,297)	(106,747)	(73,592)	(11,387)

Interest income	584	1,056	3,190	494	803	4,246	657
Interest expenses	(1,043)	(2,155)	(1,801)	(279)	(2,446)	(3,956)	(612)
Change in fair value of warrant liability	(4,808)	—	—	—	(5,556)	—	—
Other, net	30	—	(1,714)	(265)	107	(1,714)	(265)

Total other income (expenses), net	(5,237)	(1,099)	(325)	(50)	(7,092)	(1,424)	(220)

Loss before income taxes	(62,638)	(46,916)	(28,100)	(4,347)	(113,839)	(75,016)	(11,607)
Income taxes	—	—	—	—	—	—	—

Net loss	(62,638)	(46,916)	(28,100)	(4,347)	(113,839)	(75,016)	(11,607)

Net loss per share, basic and diluted	(0.17)	(0.02)	(0.01)	*	(0.31)	(0.04)	(0.01)
Net loss per ADS, basic and diluted	(3.08)	(0.45)	(0.26)	(0.04)	(5.60)	(0.70)	(0.11)
Shares used in computation, basic and diluted	365,664,581	1,896,366,490	1,966,651,063	1,966,651,063	365,648,331	1,931,702,933	1,931,702,933
ADS used in computation, basic and diluted	20,314,698	105,353,694	109,258,392	109,258,392	20,313,796	107,316,829	107,316,829

*	represents per share amount which is less than (0.01)

The accompanying notes are an integral part of the press release

Note 1. Cost of Revenues	For the Three Months Ended,				For the Six Months Ended,
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2011
(Amounts in thousands)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Cost of revenues:
Business tax and surcharges	(8,375)	(12,392)	(20,241)	(3,131)	(13,441)	(32,633)	(5,049)
Bandwidth costs	(45,985)	(56,325)	(66,251)	(10,250)	(89,783)	(122,576)	(18,964)
Depreciation of servers and other equipment	(9,950)	(9,112)	(8,919)	(1,380)	(19,692)	(18,031)	(2,790)
Content costs	(18,428)	(36,142)	(49,534)	(7,664)	(26,749)	(85,676)	(13,255)

Total Cost of Revenues	(82,738)	(113,971)	(144,945)	(22,425)	(149,665)	(258,916)	(40,058)

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended,
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)

Cash flows from operating activities:

Net loss	(62,638)	(46,916)	(28,100)	(4,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11,034	10,525	10,358	1,603
Bad debt expense	379	732	(279)	(43)
Amortization of intangible assets and self produces contents	10,229	26,523	35,390	5,475
Accretion of long-term debt discounts	176	1,017	923	143
Gain on disposal of property and equipment	—	—	(7)	(1)
Foreign exchange loss	—	—	1,644	254
Share-based compensation	2,095	5,374	7,278	1,126
Change in fair value of warrant liability	4,808	—	—	—
Change in operating assets and liabilities:
Accounts receivable	(41,986)	23,261	(86,113)	(13,323)
Prepayments and other assets	(3,862)	(2,965)	(4,776)	(739)
Capitalized content production costs	—	(123)	(1,745)	(270)
Accounts payable	4,403	250	(502)	(78)
Advances from customers	854	875	(1,455)	(225)
Accrued expenses and other liabilities	27,771	(29,935)	62,204	9,624

Net cash used in operating activities	(46,737)	(11,382)	(5,180)	(801)

Cash flows from investing activities:
Acquisition of property and equipment	(5,457)	(13,474)	(18,878)	(2,921)
Deposit for acquisition of equity interest	(1,707)	—	—	—
Purchase of short-term investments	—	(65,059)	(1,164,888)	(180,226)
Proceeds from disposal of property and equipment	—	—	8	1
Acquisition of intangible assets	(26,387)	(41,678)	(144,156)	(22,303)

Net cash used in investing activities	(33,551)	(120,211)	(1,327,914)	(205,449)

Cash flows from financing activities:
Exercise of employee stock options	31	—	1,025	159
Principal prepayments on long-term debt	(6,106)	(9,366)	(7,406)	(1,146)
Debt commitment fee paid	(272)	—	—	—
Reimbursement of issuance costs from third parties, net	—	4,781	—	—
Proceeds from follow-on offering, net of issuance costs	—	—	2,508,974	388,176

Net cash (used in) provided by financing activities	(6,347)	(4,585)	2,502,593	387,189
Net effect of exchange rate changes on cash and cash equivalents	(76)	(15,380)	(22,802)	(3,528)

Net (decrease) increase in cash and cash equivalents	(86,711)	(151,558)	1,146,697	177,411
Cash and cash equivalents at the beginning of the period	198,035	1,811,423	1,659,865	256,806

Cash and cash equivalents at the end of the period	111,324	1,659,865	2,806,562	434,217

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Adjusted Net Loss	For the Three Months Ended,				For the Six Months Ended,
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(62,638)	(46,916)	(28,100)	(4,347)	(113,839)	(75,016)	(11,607)
Add back: share-based compensation	2,095	5,374	7,278	1,126	3,959	12,652	1,957
Add back: change in warrant liability	4,808	—	—	—	5,556	—	—

Adjusted net loss	(55,735)	(41,542)	(20,822)	(3,221)	(104,324)	(62,364)	(9,650)

2. Adjusted EBITDA Loss	For the Three Months Ended,				For the Six Months Ended,
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(62,638)	(46,916)	(28,100)	(4,347)	(113,839)	(75,016)	(11,607)
Add back:
Depreciation and amortization (Excluding amortization of purchased content)**	11,034	10,540	10,373	1,605	21,542	20,913	3,236
Interest income	(584)	(1,056)	(3,190)	(494)	(803)	(4,246)	(627)
Interest expenses	1,043	2,155	1,801	279	2,446	3,956	612
Income taxes	—	—	—	—	—	—	—

EBITDA Loss	(51,145)	(35,277)	(19,116)	(2,957)	(90,654)	(54,393)	(8,416)

Adjustments:
Share-based compensation	2,095	5,374	7,278	1,126	3,959	12,652	1,957
Change in fair value of warrant liability	4,808	—	—	—	5,556	—	—
Others, net	(30)	—	1,714	265	(107)	1,714	265

Adjusted EBITDA Loss	(44,272)	(29,903)	(10,124)	(1,566)	(81,246)	(40,027)	(6,194)

*	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.
**	The amortization expense was related to advertising license acquired in April 2010. The amortization of licensed content was not included in Non-GAAP financial measures we disclose in our annual report Form 20-F we filed on June 10, 2011.